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                                EXHIBIT 21
                               SUBSIDIARIES

     The Company's subsidiaries are: (1) The Colonel's Truck Accessories, Inc., a Michigan corporation, (2) The Colonel's Rugged, Inc., a
Pennsylvania corporation; (3) Brainerd International Raceway, Inc., a Minnesota corporation; and (4) The Colonel's, Inc., a Michigan corporation. All of these companies conduct business under their official names.